UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(AMENDMENT NO. 7)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Celanese AG

(Name of the Issuer)
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV-A L.P.
Blackstone Family Investment Partnership (Cayman) IV-A L.P.
Blackstone Chemical Coinvest Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Capital Partners (Cayman) Ltd. 2
Blackstone Capital Partners (Cayman) Ltd. 3
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
Celanese Caylux Holdings Luxembourg S.C.A.
BCP Holdings GmbH
BCP Acquisition GmbH & Co. KG
Celanese Europe Holding GmbH & Co. KG
Celanese Europe Management GmbH

(Name of Person(s) Filing Statement)
Ordinary Shares, no par value

(Title of Class of Securities)
D1497A101

(CUSIP Number of Class of Securities)
Curt Shaw
Celanese Corporation
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 455-2000
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☑	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation $506,132,738*	Amount of Filing Fee $59,572**

*	Calculated solely for purposes of determining the filing fee. Because the amount to be paid for the securities that may be purchased in the transactions described in this Schedule 13E-3 has not yet been determined, the transaction value was determined based on the market price for the subject securities, using Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended. Accordingly, the transaction value was calculated as follows: (i) 8,124,121 ordinary shares of Celanese AG that may be acquired in the transactions described in this Schedule 13E-3, multiplied by (ii) EUR48.25, the average of the high and low prices reported on the Frankfurt Stock Exchange on April 8, 2005, multiplied by (iii) 1.2912, the noon buying rate for Euros on April 8, 2005, as reported by the Federal Reserve Bank of New York.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005, is equal to 0.01177% of the value of the transaction.
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑

Amount Previously Paid: $50,039.58	Filing Party:	Celanese Europe Holding GmbH & Co. KG (fka BCP Crystal Acquisition GmbH & Co. KG)

Form or Registration No.: Schedule 13E-3	Date Filed:	September 2, 2004

Amount Previously Paid: $9,532.42	Filing Party:	Celanese Europe Holding GmbH & Co. KG

Form or Registration No.: Schedule 13E-3	Date Filed:	April 13, 2005

Total Amount Previously Paid: $59,572

     This Amendment No. 7 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by (i) Blackstone LR Associates (Cayman) IV Ltd., a limited duration company organized under the laws of the Cayman Islands, (ii) Blackstone Management Associates (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iii) Blackstone Capital Partners (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iv) Blackstone Capital Partners (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (v) Blackstone Family Investment Partnership (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vi) Blackstone Chemical Coinvest Partners (Cayman) L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vii) Blackstone Capital Partners (Cayman) Ltd. 1, an exempt company organized under the laws of the Cayman Islands, (viii) Blackstone Capital Partners (Cayman) Ltd. 2, an exempt company organized under the laws of the Cayman Islands, (ix) Blackstone Capital Partners (Cayman) Ltd. 3, an exempt company organized under the laws of the Cayman Islands, (x) Celanese Corporation, a Delaware corporation, (xi) Crystal US Holdings 3 L.L.C., a Delaware limited liability company, (xii) Celanese Holdings LLC, a Delaware limited liability company, (xiii) BCP Crystal US Holdings Corp., a Delaware corporation, (xiv) Celanese Caylux Holdings Luxembourg S.C.A. (formerly BCP Caylux Holdings Luxembourg S.C.A.), a partnership limited by shares organized under the laws of the Grand Duchy of Luxembourg, (xv) BCP Holdings GmbH, a limited liability company organized under the laws of Germany, (xvi) BCP Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, (xvii) Celanese Europe Holding GmbH & Co. KG, a limited partnership organized under the laws of Germany (the “Purchaser”) and (xviii) Celanese Europe Management GmbH, a limited liability company organized under the laws of Germany, on April 13, 2005 (as it may be amended or supplemented from time to time, the “Schedule 13E-3”).
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Item 6(c) of Schedule 13E-3 is hereby amended and supplemented by the following:
     On March 8, 2006, Celanese AG announced that pursuant to an instruction from the Purchaser, based on the existing Domination Agreement with Celanese AG, Celanese AG will reorganize the ownership of its business in China to enable a more efficient entity structure. The transaction, subject to regulatory approval by the Chinese authorities, will be effected at the book values of Celanese (China) Holding Co. Ltd of approximately EUR7.7 million and of Celanese Nanjing Chemical Co Ltd of around EUR10.6 million.
     On March 10, 2006, Celanese Corporation announced that the Purchaser has set the cash compensation in relation to the proposed transfer of shares held by the minority shareholders of Celanese AG to the Purchaser at EUR62.22 per share. The cash compensation amount was based on an independent valuation. The resolution relating to the squeeze-out transfer must be voted on by shareholders of Celanese AG. Celanese AG’s board of management is expected to put the resolution on the agenda of the annual shareholders meeting scheduled on May 30-31, 2006.
ITEM 15. ADDITIONAL INFORMATION
Item 15 of Schedule 13E-3 is hereby amended and supplemented by the following:
     On March 6, 2006, Celanese AG announced that it has reached a settlement with 11 plaintiff shareholders. The plaintiffs had filed actions with the Regional Court (Landgericht) of Frankfurt am Main for avoidance or nullity, respectively, of (i) the resolution of the shareholders’ meeting of Celanese AG of July 30/31, 2004 to consent to the conclusion of the Domination Agreement (Beherrschungs- und Gewinnabführungsvertrag) with the Purchaser, (ii) the resolution of the shareholders’ meeting of Celanese AG of May 19/20, 2005 to confirm such consent; and (iii) further resolutions passed at the shareholders’ meetings of July 30/31, 2004 and May 19/20, 2005. The settlement provides for the Purchaser to offer at least EUR51.00 per share of Celanese AG as cash consideration to each shareholder who will cease to be a shareholder of Celanese AG pursuant to the proposed squeeze-out described above. The Purchaser further agrees to make early payment of the guaranteed dividend owed pursuant to Section 4 of the Domination Agreement for the financial year 2005/2006, ending on September 30, 2006. Such guaranteed annual payment will be made on the first banking day following the ordinary shareholders’ meeting of Celanese AG for the financial year 2004/2005, which will take place in May 2006. To receive the early payment, the respective minority shareholder must deliver on his own behalf and on behalf of the legal successors to his shares a declaration to the effect that (i) his claim for payment of compensation for the financial year 2005/2006 pursuant to the Domination Agreement is settled by such early payment, and that (ii) in this respect, he indemnifies the Purchaser against compensation claims by any legal successors to his shares. The plaintiff parties to the settlement withdrew all actions filed by them in connection with the Domination Agreement as well as other ancillary litigation and the plaintiff parties recognized the validity of the Domination Agreement.

ITEM 16. EXHIBITS.
Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

(a)(5)(i)	Ad hoc Notice of Purchaser, dated March 6, 2006.

(a)(5)(ii)	Ad hoc Notice of Purchaser, dated March 8, 2006.

(a)(5)(iii)	Ad hoc Notice of Purchaser, dated March 10, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2006

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.
By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.
By: Blackstone Management Associates (Cayman) IV L.P., it general partner

By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) IV-A L.P.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CHEMICAL COINVEST PARTNERS (CAYMAN) L.P.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

BLACKSTONE LR CAPITAL PARTNERS (CAYMAN) LTD. 3
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

CELANESE CORPORATION
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CELANESE HOLDINGS LLC
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President

CELANESE CAYLUX HOLDINGS LUXEMBOURG S.C.A.
By: Celanese Caylux Holdings Ltd., its general partner

By:	/s/ Altfried Schrader
	Title:	Altfried Schrader
	Name:	Authorized Person

By:	/s/ Volker Stroh
	Title:	Volker Stroh
	Name:	Authorized Person

BCP HOLDINGS GMBH
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BCP ACQUISITION GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

CELANESE EUROPE HOLDING GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

CELANESE EUROPE MANAGEMENT GMBH
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

Exhibit Index

(a)(5)(i)	Ad hoc Notice of Purchaser, dated March 6, 2006

(a)(5)(ii)	Ad hoc Notice of Purchaser, dated March 8, 2006.

(a)(5)(iii)	Ad hoc Notice of Purchaser, dated March 10, 2006.